UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK
NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

HERMAN H. RASPÉ, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 215,251,500 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 215,251,500 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,715,650 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 17.1% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 42,715,650 (SEE ITEM 5)
	8	Shared Voting Power 215,251,500 (SEE ITEM 5)
	9	Sole Dispositive Power 42,715,650 (SEE ITEM 5)
	10	Shared Dispositive Power 215,251,500 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,715,650 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 17.1% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 215,251,500 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 215,251,500 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,715,650 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 17.1% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of common stock, nominal value €.20 per share (“Common Stock”), of NXP Semiconductors N.V. (the “Issuer”), a public company with limited liability incorporated under the laws of The Netherlands. The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands. This Schedule 13D/A is being filed by (i) Philips Pension Trustees Limited (“Philips Pension Trustees”), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland (“PPTL LP”) and (iii) PPTL Investment Limited, a Scottish company limited by guarantee (“GP” and together with Philips Pension Trustees and PPTL LP, the “Reporting Persons”) and amends and restates that certain Schedule 13D originally filed with the United States Securities and Exchange Commission on September 17, 2010 (the “Original 13D”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D.

Item 2.  Identity and Background

Item 2 of the Original 13D is hereby amended and restated as follows:

The principal business of Philips Pension Trustees is to act as trustee of the Philips Pension Fund, a trust established under the laws of the United Kingdom (the “Pension Fund”) to provide pension and retirement benefits for employees of Philips Electronics UK Limited (“PEUK”). The principal business of PPTL LP is to carry on in Scotland and elsewhere the business of owning and managing such assets as may be contributed to PPTL LP from time to time. GP’s principal business is to serve as general partners of PPTL LP and to be responsible for managing or supervising the management by authorized persons of the investments of the partnership.

The principal business address of Philips Pension Trustees is Philips Centre, Guildford Business Park, Guildford, Surrey, GU2 8XH, United Kingdom. The principal business address of GP and PPTL LP is 15 Atholl Crescent, Edinburgh, EH3 8HA.

The name, business address and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers, as applicable, of the Reporting Persons is set forth in Schedule I hereto.  Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended and restated as follows:

On September 7, 2010, Philips Pension Trustees purchased from Koninklijke Philips Electronics N.V. (“KPENV”) 42,715,650 shares of the Issuer’s Common Stock (the “Transfer Shares”) in a private transaction, pursuant to the terms of an Agreement for the Sale and Purchase of Shares in NXP Semiconductors N.V., dated September 7, 2010 (the “Transfer Agreement”), by and between KPENV and Philips Pension Trustees, in exchange for payment of an initial purchase price of £300,000,000 in cash, or £7.0232 per share (the “Share Transaction”).  All of the funds used for payment of the initial purchase price were derived from a contemporaneous £300,000,000 cash contribution to the Pension Fund by PEUK, the sponsor of the Pension Fund and a subsidiary of KPENV.

Philips Pension Trustees and GP subsequently established PPTL LP for the purpose of holding the Transfer Shares, by entering into a certain Limited Partnership Agreement, dated as of October 29, 2010, by and between GP and Philips Pension Trustees (the “Original LP Agreement”).  On October 29, 2010, Philips Pension Trustees transferred the Transfer Shares to PPTL LP, pursuant to the terms of an Amended and Restated Limited Partnership Agreement, dated October 29, 2010 by and between GP and Philips Pension Trustees, (the “Restated LP Agreement”), in exchange for amending the allocation of profits, gains and distributions among GP and Philips Pension Trustees (as general partner and limited partner of PPTL LP, respectively) set forth in the Original LP Agreement, through the execution of such Restated LP Agreement (such transfer of the Transfer Shares to PPTL LP, the “PPTL Share Transfer”). Pursuant to the terms of the Restated LP Agreement, PPTL LP and GP (as the general partner of PPTL LP) entered into an Amendment and Restatement Agreement for the Sale and Purchase of Shares in NXP Semiconductors N.V., dated October 29, 2010, by and among KPENV, Philips Pension Trustees, GP and PPTL LP (the “Amended Transfer Agreement”), which amended and restated the Transfer Agreement to provide for, among other things, joint and several liability for PPTL LP and Philips Pension Trustees for certain obligations of Philips Pension Trustees with respect to the Transfer Shares under the Transfer Agreement. Under the terms of the Amended Transfer Agreement, the purchase price paid to KPENV in the Share Transaction may be adjusted upward, and Philips Pension Trustees and PPTL LP may be required to make an additional payment to KPENV, if on the fourth anniversary of the Share Transaction, certain specified conditions are met (the “Purchase Price Adjustment”).  The Restated LP Agreement is attached as Exhibit 5 hereto, the Amended Transfer Agreement is attached as Exhibit 1 hereto, and the terms of each are incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated as follows:

The Share Transaction was for portfolio investment purposes of the Pension Fund.  The PPTL Share Transfer was for the purpose of providing limited liability for the Pension Fund with respect to liabilities arising from the holding of Transfer Shares.

The terms of the Restated LP Agreement require that PPTL LP sell Transfer Shares, to the extent such sale is possible in terms of the legal, contractual and regulatory requirements applicable to PPTL LP as the holder of the Transfer Shares (the “Applicable Requirements”), on the first business day on which such sale becomes possible under the Applicable Requirements (allowing for exceptions as determined by GP as general partner of PPTL LP).  The Restated LP Agreement further requires that the balance of any unsold Transfer Shares be sold as soon as such sale becomes possible under the Applicable Requirements in a manner that is consistent with achieving a reasonable price.  Except for the foregoing, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, currently has any other plans or proposals which relate to or would result in the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In connection with the Share Transaction and the PPTL Share Transfer, Philips Pension Trustees and PPTL LP, respectively, were required to join the Shareholders’ Agreement (as defined in Item 6 hereof), to which KPENV was already a party.  Under the terms of the Shareholders’ Agreement, PPTL LP as holder of the Transfer Shares is required to vote the Transfer Shares in favor of certain other parties’ nominees to the Issuer’s board of directors.  In addition, PPTL LP may be required in the future to sell the Transfer Shares and to vote in favor of a sale of control of the Issuer pursuant to drag-along provisions contained in the Shareholders’ Agreement, and may, if joining together with other parties thereto to form the percentage of Common Stock required to trigger such drag-along provisions, similarly require the other parties thereto to sell Common Stock and vote in favor of a sale of control of the Issuer.

The Restated LP Agreement is attached as Exhibit 5 hereto, the Shareholders’ Agreement is incorporated by reference in Item 7 herein, and the terms of each are hereby incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as follows:

(a) PPTL LP directly owns 42,715,650 shares of Common Stock representing approximately 17.1% of the outstanding Common Stock, based on 249,251,500 shares of Common Stock outstanding after the Issuer’s initial public offering of Common Stock (as reported in the Prospectus, dated August 5, 2010, filed pursuant to Rule 424(b)(4) by the Issuer on August 6, 2010, Registration No. 333-166128, and assuming that the underwriters’ option to purchase additional shares of Common Stock has not been exercised).

GP does not directly own any shares of Common Stock but, as the general partner of PPTL LP, has the power to direct the voting and disposition of all of the 42,715,650 shares of Common Stock held by PPTL LP.  Philips Pension Trustees is the sole member of GP (and may therefore elect GP’s board of directors) and is the sole limited partner of PPTL LP.  As such, the Reporting Persons may be deemed to have formed a group within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and each of GP and Philips Pension Trustees may be deemed to possess shared beneficial ownership of the 42,715,650 shares of Common Stock held by PPTL LP.

 KPENV may appoint the majority of the board of directors of Philips Pension Trustees.  In addition, the Amended Transfer Agreement limits the ability of PPTL LP as the holder of the Transfer Shares to dispose of the Transfer Shares without the consent of KPENV.  Furthermore, the Shareholders’ Agreement grants KPENV the right to nominate one non-executive member of the Issuer’s board of directors and requires PPTL LP to vote the Transfer Shares in favor of such nominee.

By virtue of (A) the Shareholders’ Agreement, which contains (i) certain restrictions on the transfer of shares of Common Stock held by the parties thereto, (ii) certain agreements as to the voting of such shares, (iii) drag-along provisions requiring the sale of such shares in certain circumstances and (iv) tag-along provisions permitting the parties thereto to participate in the sale of Common Stock by another party, and (B) with respect to KPENV, the Amended Transfer Agreement, which contains the provisions described above, the Reporting Persons may be deemed to have formed a group, within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with KPENV and the other parties to the Shareholders’ Agreement (each, an “Other Party” and collectively, the “Other Parties”). As a result, beneficial ownership of the 172,535,850 shares of Common Stock held directly or indirectly by the Other Parties may be attributed to the Reporting Persons, which would result in the beneficial ownership by the Reporting Persons of a total of 215,251,500 shares of Common Stock, representing approximately 86.4% of the outstanding Common Stock, based on 249,251,500 shares of Common Stock outstanding after the Issuer’s initial public offering of Common Stock (as reported in the Prospectus, dated August 5, 2010, filed pursuant to Rule 424(b)(4) by the Issuer on August 6, 2010, Registration No. 333-166128, and assuming that the underwriters’ option to purchase additional shares of Common Stock has not been exercised). Notwithstanding the foregoing, the Reporting Persons disclaim membership in such group and disclaim beneficial ownership of all shares of Common Stock held directly or indirectly by the Other Parties.

The aggregate beneficial ownership that may be attributed to KPENV and the Other Parties by virtue of any group that may be deemed to have been formed, as described above, is set forth in Schedule II attached hereto.

 (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  By virtue of the rights and obligations of Philips Pension Trustees and PPTL LP under the Shareholders’ Agreement including those described in Item 5(a) hereof, the Reporting Persons may be deemed to share voting and dispositive power with respect to the 172,535,850 shares of Common Stock held directly or indirectly by the Other Parties but disclaim beneficial ownership of such shares.  The number of shares of Common Stock as to which KPENV and each Other Party may be deemed to share voting or dispositive power, as well as the information required by Item 2 with respect to each such party, is set forth in Schedule II hereto.

(c) Aside from the Share Transaction and the PPTL Share Transfer described in Item 3 hereof, the Reporting Persons have not effectuated any other transactions in Common Stock during the past sixty days.  In accordance with Section 3 of the Shareholders’ Agreement, the Other Parties on or shortly after August 5, 2010 reallocated among themselves their direct and indirect shareholdings in the Issuer.  The Shareholders’ Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 5(c).  Aside from the Share Transaction, the Reporting Persons are not aware of any other transactions in Common Stock that were effected during the past sixty days by KPENV or any Other Party.

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 42,715,650 shares of Common Stock held directly by PPTL LP.   Pursuant to the Amended Transfer Agreement, PPTL LP and/or Philips Pension Trustees may be required under certain circumstances to make an additional payment to KPENV in respect of the such Common Stock, as described in Item 3 hereof.  The description of the Purchase Price Adjustment set forth in Item 3 hereof, the terms of the Amended Transfer Agreement (attached hereto as Exhibit 1) and the terms of the Restated LP Agreement (attached hereto as Exhibit 5) are incorporated herein by reference.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and restated as follows:

The information set forth in Items 2, 4 and 5 hereof is incorporated by reference herein.

Effective as of September 7, 2010, in connection with the Share Transaction, Philips Pension Trustees became a party to a shareholders’ agreement (the “Shareholders’ Agreement”), dated August 5, 2010, among KPENV and the Other Parties.  PPTL LP subsequently became a party effective as of October 29, 2010 in connection with the PPTL Share Transfer.  The Shareholders’ Agreement (i) contains certain limitations on the transfer of shares of Common Stock held by the parties thereto, (ii) permits parties who hold in the aggregate certain percentages of Common Stock to require the sale of Common Stock by all parties pursuant to drag-along provisions contained therein, (iii) permits the parties to participate in the sale of Common Stock by another party pursuant to tag-along provisions contained therein, (iv) permits certain parties to nominate persons to the Issuer’s board of directors and (v) directs the voting of the Common Stock by the parties with respect to certain matters, including the election of certain parties’ nominees to the Issuer’s board of directors.  The Shareholders’ Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 6.

In connection with the PPTL Share Transfer, Philips Pension Trustees, GP, PPTL LP and KPENV entered into the Amended Transfer Agreement, which restricts disposition of the Transfer Shares without the consent of KPENV and requires additional payment to KPENV in the event of a Purchase Price Adjustment (as described in Item 3 hereof).  Under the Amended Transfer Agreement, PPTL LP and Philips Pension Trustees have joint and several liability for these and other obligations with respect to the Transfer Shares.  The description of the Purchase Price Adjustment set forth in Item 3 hereof and the terms of the Amended Transfer Agreement (attached hereto as Exhibit 1) are incorporated herein by reference.

Under the terms of the Restated LP Agreement entered into by Philips Pension Trustees and GP in connection with the PPTL Share Transfer, PPTL LP must sell Transfer Shares, to the extent such sale is possible in terms of the Applicable Requirements, on the first business day on which such sale becomes possible (allowing for exceptions as determined by GP as general partner of PPTL LP).  The Restated LP Agreement further requires that the balance of any unsold Transfer Shares be sold as soon as such sale becomes possible under the Applicable Requirements in a manner that is consistent with achieving a reasonable price.  The terms of the Restated LP Agreement (attached hereto as Exhibit 5) are incorporated herein by reference.

In addition, Philips Pension Trustees by letter dated as of September 7, 2010 (the “Lock-Up Letter”) agreed, in respect of the Transfer Shares and in connection with the Issuer’s initial public offering of Common Shares, not to transfer the Transfer Shares for a period of 180 days without the consent of the underwriters of such initial public offering (subject to certain exceptions), and further agreed to certain other restrictions in respect of the Transfer Shares.  PPTL LP, by letter dated as of October 29, 2010 (the “PPTL Lock-Up Letter”) agreed to identical restrictions in respect of the Transfer Shares.  The Lock-Up Letter is incorporated by reference in Item 7 hereof, the PPTL Lock-Up Letter is attached as Exhibit 6 hereto and the terms of each are hereby incorporated by reference in this Item 6.

Effective as of September 7, 2010, Philips Pension Trustees in connection with the Share Transaction acquired certain rights, as the assignee of KPENV, under a Registration Rights Agreement, dated as of August 5, 2010, among the Issuer, KPENV and the parties listed on Schedule III hereto (the “Registration Rights Agreement”).  PPTL LP, as the assignee of Philips Pension Trustees under the PPTL Share Transfer, acquired these rights effective as of October 29, 2010.  The Registration Rights Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Amendment and Restatement Agreement for the sale and purchase of shares in NXP Semiconductors N.V., dated October 29, 2010, by and among KPENV, Philips Pension Trustees, GP and PPTL LP.*

Exhibit 2: Shareholders’ Agreement, dated August 5, 2010 (filed as Exhibit 2 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 3: Registration Rights Agreement, dated as of August 5, 2010 (filed as Exhibit 3 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 4:  Lock-Up Letter, dated as of September 7, 2010, from Philips Pension Trustees to Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (filed as original Exhibit 4 to Form 13D filed on September 17, 2010 by Philips Pension Trustees).**

Exhibit 5:  Amended and Restated Limited Partnership Agreement, dated October 29, 2010, by and between GP and Philips Pension Trustees.*

Exhibit 6:  Lock-Up Letter, dated as of October 29, 2010, from PPTL LP to Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.*

Exhibit 7:  Joint Filing Agreement, dated November 2, 2010, by and among Philips Pension Trustees, GP and PPTL LP.*

* Filed herewith

** Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2010

PHILIPS PENSION TRUSTEES LIMITED

/s/ M.R. Armstrong
Name: M.R. Armstrong
Title: Director

PPTL INVESTMENT LP
by its general partner, PPTL Investment Limited

/s/ M.R. Armstrong
Name: M.R. Armstrong
Title: Director

PPTL INVESTMENT LIMITED

/s/ M.R. Armstrong
Name: M.R. Armstrong
Title: Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PHILIPS PENSION TRUSTEES LIMITED, PPTL INVESTMENT LP
AND PPTL INVESTMENT LIMITED

The name, business address and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below.  Except as set forth below, each of the directors and executive officers of each of the Reporting Persons is a citizen of the United Kingdom.  The business address of each of the directors and executive officers of Philips Pension Trustees is Philips Centre, Guildford Business Park, Guildford, Surrey, GU2 8XH, United Kingdom, and the business address of each of the directors and officers of each of GP and PPTL LP is 15 Atholl Crescent, Edinburgh, EH3 8HA.  The principal business of Philips Pension Trustees is to act as trustee of the Philips Pension Fund, a trust established under the laws of the United Kingdom to provide pension and retirement benefits for employees of Philips Electronics UK Limited.  The principal business of PPTL LP is to carry on in Scotland and elsewhere the business of owning and managing such assets as may be contributed to PPTL LP from time to time.  GP’s principal business is to serve as general partner of PPTL LP and to be responsible for managing or supervising the management by authorized persons of the investments of the partnership.

Philips Pension Trustees Limited
Name (Citizenship)	Present Principal Occupation or Employment
Mr. D. H. Jordan	Chairman of the Board of Directors of Philips Pension Trustees
Mr. C. Andrew	Member of the Board of Directors of Philips Pension Trustees
Mr. W. W. Bryant	Member of the Board of Directors of Philips Pension Trustees
Mr. I. Huitson	Member of the Board of Directors of Philips Pension Trustees
Mr. C. Petrie	Member of the Board of Directors of Philips Pension Trustees
Mrs. S. Roberts	Member of the Board of Directors of Philips Pension Trustees
Mr. G. Tranter	Member of the Board of Directors of Philips Pension Trustees
Mr. C. Auton	Member of the Board of Directors of Philips Pension Trustees
Mr. R. Ayres	Member of the Board of Directors of Philips Pension Trustees
Mrs. M. Slater	Member of the Board of Directors of Philips Pension Trustees
Mr. M. R. Armstrong	Secretary and Member of the Board of Directors of Philips Pension Trustees
Mr. A. Holmes	Pension Manager, Philips Pension Trustees

PPTL Investment LP
Name (Citizenship)	Present Principal Occupation or Employment
PPTL Investment Limited	The general partner of PPTL Investment LP

PPTL Investment Limited
Name (Citizenship)	Present Principal Occupation or Employment
Mr. D. H. Jordan	Director of PPTL Investment Limited and Chairman of the Board of Directors of Philips Pension Trustees
Mr. M. R. Armstrong	Director of PPTL Investment Limited and Member of the Board of Directors of Philips Pension Trustees

SCHEDULE II

KPENV AND OTHER PARTIES TO SHAREHOLDERS’ AGREEMENT

This Schedule II sets forth the information required by Items 2 and 5(a) and (b) for each of the parties to the Shareholders’ Agreement other than Philips Pension Trustees and PPTL LP, to the extent such information is known by the Reporting Persons.  Such information is derived from (i) representations made by the Issuer in the Prospectus, dated August 5, 2010, filed pursuant to Rule 424(b)(4) by the Issuer on August 6, 2010, Registration No. 333-166128, (ii) information set forth in the Shareholders’ Agreement and (iii) with respect to KPENV, certain additional information provided by KPENV.  While the Reporting Persons have no reason to believe that such information is not reliable, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information.

A.	KPENV

Item 2, Principal Business:  Manufacture and distribution of electronic and electrical products
Item 2, Principal Office Address:  Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
Item 2, Place of Organization:  The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:  215,251,500*
Item 5(a), Percentage of Outstanding Common Stock:  86.4%*
Item 5(b), Deemed Shared Voting Power:  215,251,500*
Item 5(b), Deemed Shared Dispositive Power:  215,251,500*

*On September 7, 2010, KPENV transferred the entirety of its holdings of Common Stock to Philips Pension Trustees (who subsequently transferred such holdings to PPTL LP) and no longer holds any Common Stock.  Due to the governance arrangements among KPENV and the Reporting Persons (described in Item 5), and in light of certain provisions of the Shareholders’ Agreement and Amended Transfer Agreement (each as described in Item 6), KPENV may be deemed to beneficially own shares of Common Stock held by the Reporting Persons and the Other Parties.

B.	OTHER PARTIES

Item 2, Party Name:	AlpInvest Partners CSI 2006 Lion C.V.	AlpInvest Partners Later Stage II-A Lion C.V.	Apax NXP VI 1 L.P.	Apax NXP VI A L.P.
Item 2, Principal Office Address:	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

SCHEDULE II (CONT.)

Item 2, Party Name:	Meridian Holding S.a.r.l.	Apax NXP V A L.P.	Apax NXP V B-2 L.P.	Apax NXP US VII L.P.
Item 2, Principal Office Address:	Unknown	Unknown	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

Item 2, Party Name:	Bain Capital Lion Holdings L.P.	Bain Capital Fund IX L.P.	Bain Pumbaa LuxCo S.a.r.l.	NXP Co-Investment Partners L.P.
Item 2, Principal Office Address:	111 Huntington Avenue, Boston, MA 02199, U.S.A.	111 Huntington Avenue, Boston, MA 02199, U.S.A.	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

SCHEDULE II (CONT.)

Item 2, Party Name:	NXP Co-Investment Investor S.a.r.l.	KKR NXP (Millenium) Limited	KKR NXP (2006) Limited	KKR NXP (European II) Limited
Item 2, Principal Office Address:	Unknown	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

Item 2, Party Name:	KKR Associates Europe II Limited Partnership	KKR NXP Investor S.a.r.l.	SLTI II Cayman NXP, L.P.	SLP II Cayman NXP, Ltd.
Item 2, Principal Office Address:	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	Unknown	c/o 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025, U.S.A.	c/o 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025, U.S.A.
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

SCHEDULE II (CONT.)

Item 2, Party Name:	SL II NXP S.a.r.l.	Stichting Management Co-Investment NXP
Item 2, Principal Office Address:	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500

C.           ITEMS 2(D) & (E)

Item 2(d) & (e):  During the last five years, none of the persons listed on this Schedule II, to the knowledge of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE III

LIST OF OTHER PARTIES TO THE REGISTRATION RIGHTS AGREEMENT

AlpInvest Partners CSI 2006 Lion C.V.

AlpInvest Partners Later State II-A Lion C.V.

Meridian Holding S.a.r.l.

Bain Pumbaa LuxCo S.a.r.l.

NXP Co-Investment Investor S.a.r.l.

KKR NXP Investor S.a.r.l.

SL II NXP S.a.r.l.

Stichting Management Co-Investment NXP

Kings Road Holdings IV, L.P.

NXP Co-Investment Partners II, L.P.

NXP Co-Investment Partners III, L.P.

NXP Co-Investment Partners IV, L.P.

OZ NXP Investment Ltd.

TCW/NXP Co-Investment Partners IV, L.P.

TCW/NXP Co-Investment Partners IVB, L.P.

NXP Co-Investment Partners VII, L.P.

NXP Co-Investment Partners VIII, L.P.

EXHIBIT INDEX

Exhibit 1	Amendment and Restatement Agreement for the sale and purchase of shares in NXP Semiconductors N.V., dated October 29, 2010, by and among KPENV, Philips Pension Trustees, GP and PPTL LP.*

Exhibit 2	Shareholders’ Agreement, dated August 5, 2010 (filed as Exhibit 2 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 3	Registration Rights Agreement, dated as of August 5, 2010 (filed as Exhibit 3 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 4
Lock-Up Letter, dated as of September 7, 2010, from Philips Pension Trustees to Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (filed as original Exhibit 4 to Form 13D filed on September 17, 2010 by Philips Pension Trustees).**

Exhibit 5	Amended and Restated Limited Partnership Agreement, dated October 29, 2010, by and between GP and Philips Pension Trustees.*

Exhibit 6	Lock-Up Letter, dated as of October 29, 2010, from PPTL LP to Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.*

Exhibit 7	Joint Filing Agreement, dated November 2, 2010, by and among Philips Pension Trustees, GP and PPTL LP.*

*	Filed herewith
**	Incorporated herein by reference